

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2025

Rodrigo Barbosa
Chief Executive Officer
Aura Minerals Inc.
c/o Aura Technical Services Inc.
3390 Mary St, Suite 116
Coconut Grove, FL 33133

> **Re: Aura Minerals Inc.**
> **Amendment No. 3 to Registration Statement on Form F-1**
> **Filed June 23, 2025**
> **File No. 333-287864**

Dear Rodrigo Barbosa:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 3 to Registration Statement on Form F-1

Exhibits

1. Please have counsel revise its opinion filed as Exhibit 5.1 to reflect the number of common shares to be offered, including any over-allotment. In addition, we note counsel's statements that it has "not examined any other documents, official or corporate records or external or internal registers" other than the documents listed in Schedule 1. Counsel must examine all documents necessary to render the required opinions. Please have counsel include a statement that counsel has examined the enumerated documents and any other materials necessary and appropriate for counsel to render the required opinions.

Please contact Shannon Buskirk at 202-551-3717 or Craig Arakawa at 202-551- 3650 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman at 202-551-3610 with questions regarding engineering comments. Please contact Cheryl Brown at 202-551-3905 or Karina Dorin at 202-551-3763 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Manuel Garciadiaz